                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                              (Amendment No. ___)(1)

                          GLOBAL CAPITAL PARTNERS, INC.
                                (Name of Issuer)

                     Common Stock, $.05 Par Value per Share
                         (Title of Class of Securities)

                                   276052 10 7
                                 (CUSIP Number)

                                  Reid Breitman
                                  Corona Corp.
                               3172 Abington Drive
                         Beverly Hills, California 90210
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 31, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            -----------------------
CUSIP No. 276052 10 7                  13D            Page 2 of 9 Pages
--------------------------                            -----------------------

------------- ------------------------------------------------------------------
1             NAME OF FILERS
              S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Corona Corp.
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                    (b) |_|
------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS
              WC

------------- ------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS              |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              State of Nevada

------------- ------------------------------------------------------------------
   NUMBER OF SHARES     7           SOLE VOTING POWER
BENEFICIALLY OWNED BY               1,960,000 shares of Common Stock
EACH REPORTING PERSON
         WITH

                        ----------- --------------------------------------------
                        8           SHARED VOTING POWER

                        ----------- --------------------------------------------
                        9           SOLE DISPOSITIVE POWER
                                    1,960,000 shares of Common Stock

                        ----------- --------------------------------------------
                        10          SHARED DISPOSITIVE POWER

------------- ------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,000 shares of Common Stock

------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                 |_|
              (11) EXCLUDES CERTAIN SHARES
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              18.8% shares of Common Stock, based on 10,430,839 shares of Common Stock issued and outstanding at June 28, 2000. See Item 5 herein.

------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              CO

------------- ------------------------------------------------------------------

--------------------------                               ----------------------
CUSIP No. 276052 10 7                     13D            Page 3 of 9 Pages
--------------------------                               ----------------------

------------- ------------------------------------------------------------------
1             NAME OF FILERS
              S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Reid Breitman

------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                    (b) |_|
------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS
              PF

------------- ------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS               |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America

------------- ------------------------------------------------------------------
   NUMBER OF SHARES     7           SOLE VOTING POWER
BENEFICIALLY OWNED BY               7,500 shares of Common Stock
EACH REPORTING PERSON
         WITH

                        ----------- --------------------------------------------
                        8           SHARED VOTING POWER
                                    1,967,500 shares of Common Stock

                        ----------- --------------------------------------------
                        9           SOLE DISPOSITIVE POWER
                                    7,500 shares of Common Stock (includes
                                    1,960,000 shares of Common Stock of
                                    which Corona Corp. is the direct beneficial
                                    owner)
                        ----------- --------------------------------------------
                        10          SHARED DISPOSITIVE POWER
                                    1,967,500 shares of Common Stock (includes
                                    1,960,000 shares of Common Stock of
                                    which Corona Corp. is the direct beneficial
                                    owner)
------------- ------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,500 shares of Common Stock

------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                |_|
              (11) EXCLUDES CERTAIN SHARES
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              18.9% shares of Common Stock, based on 10,430,839 shares of Common Stock issued and outstanding at June 28, 2000. See Item 5 herein.

------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              IN

------------- ------------------------------------------------------------------

Item 1.   Security and Company.

         This statement relates to shares of common stock, $.05 par value (the "Common Stock"), of Global Capital Partners, Inc., a Delaware corporation having its principal executive offices at 6000 Fairview Road, Suite 1410, Charlotte, North Carolina 28210 (the "Company"). This statement also relates to options to acquire the Common Stock of the Company and warrants to acquire the Common Stock of the Company.

         The Company changed its name from Eastbrokers International Incorporated ("Eastbrokers") to Global Capital Partners, Inc. in February 2000. Accordingly, any reference in this Schedule 13D to Eastbrokers International Incorporated means the Company.

Item 2.   Identity and Background.

         The names of the persons filing this statement are Corona Corp. and Reid Breitman.

         (a) The names of the persons filing this statement are Corona Corp. ("Corona") and Reid Breitman ("Mr. Breitman," together with Corona, the "Filers").

         (b) The address of the Filers is 3172 Abington Drive, Beverly Hills, California 90210.

         (c) Mr. Breitman is the sole director, officer and shareholder of Corona, which is located at 3172 Abington Drive, Beverly Hills, California 90210.

         (d)      During  the  last  five  years,  none of the  Filers  has been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdeameanors).

         (e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the Filers who are natural persons are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

         The source and amount of funds used in purchasing the Common Stock and the other securities described herein was proceeds from the issuance and sale by Corona of $6,225,000 of its 10% Convertible Debentures.

Item 4.   Purpose of Transaction.

         The securities of the Company referenced herein were acquired for investment purposes.

         While the Filers (and their affiliates) have no present plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Company, the investments in the Company by the Filers (and their affiliates) will be periodically reviewed and at any time the amount of such investments may be increased, through open market purchases or otherwise, or decreased. Except as otherwise set forth in the Schedule 13D to which this Amendment relates, the Filers (and their affiliates) do not at the present time have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Company.

Corona

         As of the date hereof, Corona is the direct beneficial owner of 1,960,000 shares of Common Stock of the Company, over which it has sole voting power and sole power to dispose. This number represents 18.8% of the issued and outstanding shares of Common Stock of the Company, based on 10,430,839 shares issued and outstanding at June 28, 2000.

         Corona expressly disclaims beneficial ownership of the 7,500 shares of Common Stock of which Mr. Breitman is the direct beneficial owner.

Mr. Breitman

         As of the date hereof, Mr. Breitman is the direct beneficial owner of 7,500 shares of Common Stock of the Company over which he has the sole power to direct the vote and to dispose of such shares. This number represents 0.1% of the issued and outstanding shares of Common Stock of the Company, based on 10,430,839 shares issued and outstanding at June 28, 2000.

         As the sole director, officer and stockholder of Corona, Mr. Breitman is an indirect beneficial owner of 1,960,000 shares of Common Stock of the Company over which he has the power to direct the vote and to dispose of such shares. This number represents 18.8% of the issued and outstanding shares of Common Stock of the Company, based on 10,430,839 shares issued and outstanding at June 28, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         On November 9, 1999, Belle Holdings entered into a Stock Purchase Agreement with Eastbrokers (a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference in response to this Item 6) pursuant to which Belle Holdings purchased 1,000,000 shares of 10% Convertible Redeemable Preferred Stock, Series A (as defined in the Stock Purchase Agreement and herein after referred to as "Preferred Stock") of Eastbrokers and a warrant (as described in the immediately following paragraph) for an aggregate purchase price of $2,105,000. The Stock Purchase Agreement grants Belle Holdings and option to purchase an additional 1,000,000 shares of Preferred Stock for $2.00 per share. As amended on April 17, 2000, the Stock Purchase Agreement provided for the purchase of a warrant to purchase up to 1,500,000 shares of the Common Stock of the Company at an exercise price of $5.50 per share. In exchange for such warrants, Belle Holdings issued to the Company a promissory note in the amount of $375,000.

         On November 9, 1999, Belle Holdings entered into a Warrant Agreement with Eastbrokers (a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference in response to this Item 6) pursuant to which Belle Holdings purchased a warrant to purchase up to 700,000 shares of the Common Stock of the Company at any time and from time to time at an exercise price of $2.85 per share.

         Pursuant to Warrant Certificate No. 1 (a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference in response to this
Item 6), Belle Holdings has the right to purchase up to 490,000 shares of the Common Stock of Eastbrokers at an exercise price of $2.85. Warrant Certificate No. 1 is exercisable immediately and expires on November 9, 2004.

         Pursuant to Warrant Certificate No. 2 (a copy of which is attached hereto as Exhibit 99.5 and incorporated herein by reference in response to this
Item 6), Belle Holdings has the right to purchase up to 210,000 shares of Common Stock at an exercise price of $2.85. Warrant Certificate No. 2 is exercisable immediately and expires on November 9, 2004.

         On January 10, 2000, Belle Holdings partially exercised its option to purchase additional shares of Preferred Stock by paying $200,000 for an additional 100,000 shares of Preferred Stock.

         On November 10, 1999, Belle Holdings entered into an Investment and Stock Purchase Agreement with Corona (a copy of which is attached hereto as Exhibit 99.6 and incorporated herein by reference in response to this Item 6) pursuant to which Belle Holdings sold a $2,000,000 Convertible Note (as described below), warrants to purchase 490,000 shares of Common Stock of the Company at an exercise price of $2.85 per share, and other Securities (as defined in the Investment and Stock Purchase Agreement) for an aggregate amount of $2,000,000. Corona purchased on January 10, 2000 an additional $200,000 of Convertible Note from Belle Holdings for $200,000. On March 31, 2000, the Investment and Stock Purchase Agreement was amended to provide for the sale of an additional $1,800,000 Convertible Note and 70,000 shares of the Common Stock of the Company in consideration for the immediate exercise, by Corona, of a warrant to purchase 490,000 shares of Common Stock and the immediate conversion of 1,400,000 shares of Preferred Stock into 1,400,000 shares of Common Stock.

         On April 17, 2000, Corona purchased from Belle Holdings a warrant to purchase 900,000 shares of Common Stock at an exercise price of $5.50 per share. In consideration for such warrants, Corona issued to Belle Holdings a promissory note in the amount of $225,000.

         Pursuant to the Convertible Note (a copy of which is attached hereto as Exhibit 99.7 and incorporated herein by reference in response to this Item 6) executed on November 10, 1999, in reliance on the Stock Purchase Agreement, Belle Holdings promises to pay Corona the aggregate principal balance of loans made by Corona to Belle Holdings of up to $4,000,000. The Convertible Note may be converted, at any time, into 0.35 shares of Preferred Stock per $1.00 of outstanding principal of the Convertible Note. The principal of the Convertible Note will decrease in proportion to the amount of principal converted into Preferred Stock.

Item 7.   Material to be Filed as Exhibits.

                  99.1. Joint Filing Agreement, dated June 30, 2000, by and among Corona and Reid Breitman.

                  99.2. Stock Purchase Agreement, by and among Eastbrokers and Belle Holdings, dated as of November 9, 1999, and amendment thereto.

                  99.3. Warrant Agreement, between Eastbrokers and Belle Holdings, dated as of November 9, 1999.

                  99.4. Common Stock Purchase Warrant Certificate No. 1, dated November 9, 1999.

                  99.5. Common Stock Purchase Warrant Certificate No. 2, dated November 9, 1999.

                  99.6. Investment and Stock Purchase Agreement dated as of November 10, 1999, by and between Belle Holdings and Corona, and amendments thereto.

                  99.7. Convertible Note Due December 31, 2004, by and between Belle Holdings and Corona, dated November 10, 1999.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 30, 2000                   CORONA CORP.


                                       By: /s/ Reid Breitman
                                         ---------------------------------------
                                                     Reid Breitman
                                          Sole Director, Officer and Stockholder

                                                    June 30, 2000
                                         ---------------------------------------
                                                        (Date)


                                                 /s/ Reid Breitman
                                         ---------------------------------------
                                                    Reid Breitman

                                                    June 30, 2000
                                         ---------------------------------------
                                                       (Date)

                                INDEX TO EXHIBITS

      Exhibit No.                                 Description
      -----------                                 -----------

       (99.1) Joint Filing Agreement, dated June 30, 2000, by and among Corona and Reid Breitman.

       (99.2) Stock Purchase Agreement, by and among Eastbrokers and Belle Holdings, dated as of November 9, 1999, and amendment thereto.

       (99.3) Warrant Agreement, between Eastbrokers and Belle Holdings, dated as of November 9, 1999.

       (99.4) Common Stock Purchase Warrant Certificate No. 1, dated November 9, 1999.

       (99.5) Common Stock Purchase Warrant Certificate No. 2, dated November 9, 1999.

       (99.6) Investment and Stock Purchase Agreement dated as of November 10, 1999, by and between Belle Holdings and Corona, and amendments thereto.

       (99.7) Convertible Note Due December 31, 2004, by and between Belle Holdings and Corona, dated November 10, 1999.